UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PLURALSIGHT, INC.

(Name of Issuer)

Class A Common Stock, $0.0001

(Title of Class of Securities)

72941B106

(CUSIP Number)

May 21, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941B106	SCHEDULE 13G	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,808,165 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,808,165 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,165 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 53,292 shares of Class A Common Stock and 3,754,873 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding limited liability company unit of Pluralsight Holdings LLC (each an “LLC Unit”) is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 955,772
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 955,772
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 955,772
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 933,333
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 933,333
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (1)
12.	TYPE OF REPORTING PERSON* PN

(1)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners Co-Invest, L.P., Series PS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,180,662 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,180,662 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,662 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (2)
12.	TYPE OF REPORTING PERSON* PN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 3,180,662 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,877,932 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,877,932 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,932 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (2)
12.	TYPE OF REPORTING PERSON* PN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 1,942,397 shares of Class A Common Stock and 6,935,535 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICONIQ Strategic Partners TT GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,877,932 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,877,932 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,932 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (2)
12.	TYPE OF REPORTING PERSON* CO

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 1,942,397 shares of Class A Common Stock and 6,935,535 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Divesh Makan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,877,932 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,877,932 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,932 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (2)
12.	TYPE OF REPORTING PERSON* IN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 1,942,397 shares of Class A Common Stock and 6,935,535 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 9 of 15 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J.G. Griffith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,877,932 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,877,932 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,877,932 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (2)
12.	TYPE OF REPORTING PERSON* IN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned represents 1,942,397 shares of Class A Common Stock and 6,935,535 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).
(2)	The calculation of the foregoing percentage is based on 59,815,846 shares of Class A Common Stock outstanding as of May 16, 2018, based on the Prospectus filed with the Securities and Exchange Commission on May 17, 2018.

CUSIP No. 72941B106	SCHEDULE 13G	Page 10 of 15 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Pluralsight, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 182 North Union Avenue, Farmington, Utah 84025.

Item 2(a).	Name of Person Filing

This Statement is being filed on behalf of by the following persons: ICONIQ Strategic Partners, L.P. (“ISP”), ICONIQ Strategic Partners-B, L.P. (“ISP-B”), ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2) (“ISP Co-Invest PS2”), ICONIQ Strategic Partners GP, L.P. (“ICONIQ GP”), ICONIQ Strategic Partners TT GP, Ltd. (“ICONIQ Parent GP”), Divesh Makan (“Mr. Makan”), William J.G. Griffith (“Mr. Griffith”), and ICONIQ Strategic Partners Co-Invest L.P., Series PS (“ISP Co-Invest PS”).

ICONIQ GP is the general partner of each of ISP, ISP-B, ISP Co-Invest PS2 and ISP Co-Invest PS. ICONIQ Parent GP is the general partner of ICONIQ GP. Mr. Makan and Mr. Griffith are the sole equity holders and directors of ICONIQ Parent GP. ISP is the sole member of ISP Main Fund PS LLC, a Delaware limited liability company, which directly holds 3,754,873 shares of Class B Common Stock and corresponding LLC Units.

ISP, ISP-B, ISP Co-Invest PS2, ISP Co-Invest PS, ICONIQ GP, ICONIQ Parent GP, Mr. Makan, and Mr. Griffith are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

Item 2(c).	Citizenship

Each of ISP, ISP-B and ICONIQ GP is a Cayman Island limited partnership. ICONIQ Parent GP is a Cayman Island company. Each of ISP Co-Invest PS2 and ISP Co-Invest PS is a Delaware limited partnership. Each of Mr. Makan and Mr. Griffith is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.0001 (“Class A Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A Common Stock is 72941B106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 72941B106	SCHEDULE 13G	Page 11 of 15 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the date hereof:

ISP may be deemed to beneficially own 3,808,165 shares of Class A Common Stock, which shares consist of (i) 53,292 shares of Class A Common Stock and (ii) 3,754,873 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

ISP-B may be deemed to beneficially own 955,772 shares of Class A Common Stock.

ISP Co-Invest PS2 may be deemed to beneficially own 933,333 shares of Class A Common Stock.

ISP Co-Invest PS may be deemed to beneficially own 3,180,662 shares of Class A Common Stock, which shares consist of 3,180,662 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

ICONIQ GP may be deemed to beneficially own 8,877,932 shares of Class A Common Stock, which shares consist of (i) 1,942,397 shares of Class A Common Stock and (ii) 6,935,535 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

ICONIQ Parent GP may be deemed to beneficially own 8,877,932 shares of Class A Common Stock, which shares consist of (i) 1,942,397 shares of Class A Common Stock and (ii) 6,935,535 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

Mr. Makan is an equity holder and director of ICONIQ Parent GP and may be deemed to beneficially own 8,877,932 shares of Class A Common Stock, which shares consist of (i) 1,942,397 shares of Class A Common Stock and (ii) 6,935,535 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

CUSIP No. 72941B106	SCHEDULE 13G	Page 12 of 15 Pages

Mr. Griffith is an equity holder and director of ICONIQ Parent GP and may be deemed to beneficially own 8,877,932 shares of Class A Common Stock, which shares consist of (i) 1,942,397 shares of Class A Common Stock and (ii) 6,935,535 Class B Common Stock and corresponding LLC Units, which are exchangeable for Class A Common Stock at the option of the holder (for which the Company may substitute cash at its election).

Item 4(b).	Percent of Class

As of the date hereof:

ISP may be deemed to be the beneficial owner of 6.0% of the Class A Common Stock.

ISP-B may be deemed to be the beneficial owner of 1.6% of the Class A Common Stock.

ISP Co-Invest PS2 may be deemed to be the beneficial owner of 1.6% of the Class A Common Stock.

ISP Co-Invest PS may be deemed to be the beneficial owner of 5.0% of the Class A Common Stock.

ICONIQ GP may be deemed to be the beneficial owner of 13.3% of the Class A Common Stock.

ICONIQ Parent GP may be deemed to be the beneficial owner of 13.3% of the Class A Common Stock.

Mr. Makan may be deemed to be the beneficial owner of 13.3% of the Class A Common Stock.

Mr. Griffith may be deemed to be the beneficial owner of 13.3% of the Class A Common Stock.

Item 4(c).	Number of shares as to which the person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
ISP	3,808,165	-0-	3,808,165	-0-
ISP-B	955,772	-0-	955,772	-0-
ISP Co-Invest PS2	933,333	-0-	933,333	-0-
ISP Co-Invest PS	3,180,662	-0-	3,180,662	-0-
ICONIQ GP	8,877,932	-0-	8,877,932	-0-
ICONIQ Parent GP	8,877,932	-0-	8,877,932	-0-
Mr. Makan	8,877,932	-0-	8,877,932	-0-
Mr. Griffith	8,877,932	-0-	8,877,932	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Each of the Reporting Persons disclaims Section 13(d) beneficial ownership over the shares of Class A Common Stock that may be obtained through the exchange of shares of Class B Common Stock and corresponding LLC Units, and nothing herein shall be deemed to be an admission that such Reporting Person is or may be the Section 13(d) beneficial owner of such shares. Each share of Class B Common Stock and its corresponding LLC Unit is exchangeable at the option of the holder into one share of Class A Common Stock (for which, subsequent to such holder’s exchange request, the Company may substitute cash at its election and in its sole discretion).

CUSIP No. 72941B106	SCHEDULE 13G	Page 13 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72941B106	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2018

ICONIQ Strategic Partners, L.P.
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners-B, L.P.
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P. (Series PS2)
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners Co-Invest, L.P., Series PS
By: ICONIQ Strategic Partners GP, L.P., its General Partner
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

CUSIP No. 72941B106	SCHEDULE 13G	Page 15 of 15 Pages

ICONIQ Strategic Partners, GP, L.P.
By: ICONIQ Strategic Partners TT GP, Ltd., its General Partner

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

ICONIQ Strategic Partners TT GP, Ltd.

By:	/s/ Kevin Foster
Name: Kevin Foster
Title: Senior Vice President

Divesh Makan

/s/ Divesh Makan

William J.G. Griffith

/s/ William J.G. Griffith